

January 18, 2013

Via E-mail
Mr. William Kansky
Chief Financial Officer
Delta Tucker Holdings, Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

> **Re:**   **Delta Tucker Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 30, 2011**
>   **Filed April 9, 2012**
>   **File No. 333-173746**

Dear Mr. Kansky:

We have reviewed your letter dated December 21, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 7, 2012.

Form 10-K for Fiscal Year Ended December 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Delta Tucker Holdings, Inc. Results of Operations – Fiscal Year Ended December 30, 2011, page 32

1.   We note your response to our prior comment 1 and it is unclear why you believe that providing supplemental discussion of pro forma financial information for the twelve months ended December 31, 2010 in comparison to the year ended December 30, 2011 would not provide a better context for the 2011 results. In this regard, you disclose that Delta Tucker Holdings, Inc. was formed for the purpose of acquiring DynCorp International and had immaterial assets and virtually no operations. Based on that

disclosure it appears the operations of DynCorp International are the company's only operations for those two periods and it does not appear is if the pro forma adjustments required to present pro forma information under Article 11 would be complex or significant. Further it is not clear from your response why the change in the management team would significantly impact comparability of operating results or why you believe the current stakeholders would not benefit from analysis comparing the operations of the business over these periods. To the extent there are differences in these two periods due to the change in the management team or in the company's priorities as a result of the change in stakeholders, it would appear to us that any such differences could be explained within the analysis. We also note that in the Form S-4 filed on April 27, 2011 you have already prepared a pro forma consolidated statement of operations for the year ended December 31, 2010 and have indicated on page 55 of the S-4 that providing the pro formas "is beneficial to the reader as it provides more insight into our results of operations and provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner that management reviews and analyzes the results of operations." Please further explain your position or tell us your consideration of including such analysis in the 2012 10-K.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief